CSE: CXXI

June 21, 2018

C21 EXPANDS OPERATIONS AND
ACQUIRES PHANTOM FARMS, BEND OREGON

(Vancouver, B.C.) C21 Investments, Inc., (CSE: CXXI) (the “Company” or “C21”) is pleased to announce a strategic partnership and investment of expansion capital into Phantom Venture Group, LLC (the “Phantom Farms”). Operating in Oregon since 2008, Phantom Farms is a well-established, ubiquitous company, with “Clean Green Certified” cannabis cultivation operations, including expertly crafted and highly sought after branded products, which are currently available in over 175 Oregon dispensary locations.

Pursuant to the signed term sheet (the “Term Sheet”), C21 will be acquiring 100% of Phantom Farm’s membership units (the “Acquisition”). C21 will retain the current Phantom Farm management team. C21 has agreed to invest new capital to expand Phantom’s cultivation, processing, branded products and wholesale distribution operations. The partnership between new capital and experienced management will strengthen C21’s competitive position in Oregon. C21’s expansion of Phantom’s operations will generate more good paying jobs and economic development in the state and more quality opportunities for a multitude of Oregon business partners in the industry.

Phantom Farms

Phantom Farm’s outdoor operation, cultivates 80,000 square feet of “mighty tasty” cannabis in the famous Rouge Valley, in Southern Oregon, and will undergo further expansion of 40,000 square feet in its 2018 cultivation operations.

In addition to its outdoor operations, Phantom Farms has a 5,000-square foot, state-of-the-art indoor facility, which includes a wholesale distribution warehouse and an extraction laboratory located onsite. Phantom Farms currently employs 45 full-time, highly skilled industry workers; an additional 30 skilled labourers are employed during a harvest season. Phantom Farms sales representatives currently cover the entire state and the wholesale distribution operations will be synergistic with the current ECO Firma Farms cultivation operations, leading to potential increased group sales and greater market penetration with more brand choices for customers.

Commenting on the new partnership, Sky Pinnick, the CEO of Phantom Farms, stated, “We are thrilled to become part of the C21 family. With the financial backing of C21, we look forward to expanding our reach in Oregon and beyond its borders. The Phantom brand has strong potential across North America and internationally as our industry matures.”

In reply, Robert Cheney, C21’s CEO comments, “This partnership is a strategic move as we implement our national rollout strategy. We were very impressed with Phantom’s brand strategy and market presence which we plan to expand in Oregon and deploy to other states.”

Pursuant to the subject Term Sheet, C21 has agreed to pay Phantom Farm unit holders a total consideration of USD$16.02 million dollars (the “Principal Amount”) by way of a non-interest bearing, convertible promissory note (the “Note”). The Note will have the following conditions:

i.	The full Principal Amount of the Note will be convertible into 5,340,000 commons shares of C21 at a conversion price of USD$3.00 per common share;

ii.	USD$3 million dollars of the Note will be convertible into 1,000,000 common shares on closing of a definitive agreement (the “Definitive Agreement”), at Phantom Farm’s sole discretion;

iii.	USD$5.01 million dollars of the Note is convertible into 1,670,000 common shares at Phantom Farm’s sole discretion, 18 months from the Closing;

iv.	USD$8.01 million dollars of the Note is convertible into 2,670,000 common shares at Phantom Farm’s sole discretion, 24 months from the Closing ; and

v.

Of the Principal Amount, a cash redemption value of USD$8 million shall have the option to be redeemed (the “Redemption Option”). The Redemption Option may only be exercised if the common shares of C21 are trading at less than CDN$3.75 per share for 20 consecutive days, 24 months after the Closing. The Redemption Option, if exercised, will be subject to reasonable notice.

Phantom Farm unit holders will also receive an additional consideration of 4,500,000 common shares (at a deemed price of USD$3.00 per share) upon achieving certain earn-out performance targets, with will be set out and defined within the Definitive Agreement. All common shares that may be issued under the terms of the Acquisition will be subject to rules, policies and regulations set out by the Canadian Securities Exchange and Canadian governing regulatory bodies, including other conditions to be set forth in the Definitive Agreement.

Closing is expected to occur in Q3 2018, conditional upon completion of due diligence and regulatory acceptance.

Phantom Farms is a premium legacy cannabis brand based in Oregon, known for its organic cultivation practices, with a focus on quality terpene development. Phantom Farms was awarded Best CBD Flower in both 2016 and 2017 and was recently awarded “Outstanding Terpenes” at the 2018 “Cultivation Classic” event in Oregon.

Having a broad range of THC and CBD products, from cannabis flowers to pre-rolls, and vape cartridges, Phantom Farms is continually developing new products in the cannabis industry. www.phantom-farms.com

C21 Investments is a cannabis company with newly acquired operations in Oregon, USA. The Company is in active discussions to acquire additional operations in the USA and globally, that allows for C21 to establish a world-class, vertically integrated cannabis company. C21’s strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21’s focus is to expand into jurisdictions where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network. Allowing the Company to report top line revenues and afford C21 the ability to compete aggressively in the rapid growth of the cannabis industry. www.cxxi.ca

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
RobertCheney Tel: (604) 336- 8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.